600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

David Buck
June 30, 2011
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Jennifer Thompson, Accounting Branch Chief
Re:	Enterprise Products Partners L.P. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 1, 2011 File No. 1-14323
Dear Ms. Thompson:
     Set forth below are the responses of Enterprise Products Partners L.P., a Delaware limited partnership (“Enterprise,” “we,” “us,” “our” or “partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 17, 2011, with respect to Enterprise’s Form 10-K for the year ended December 31, 2010 filed on March 1, 2011 (the “Form 10-K”). Each response below has been prepared and is being provided by Enterprise, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.
Items 1 and 2. Business and Properties, page 5
Segment Discussion, page 8
1.	We note your tables on pages 13, 14, 17, 21, 25, 27, 34, and 35 summarizing your significant assets by reportable segment. Please disclose in future filings, to the extent such information is not already provided in your filing, your accounting treatment for any less than wholly-owned investments. For example, specify if you fully consolidate each majority-owned investment and, in regards to those assets listed on page 13, disclose if you use the equity method or consolidate such interests. For any less than wholly-owned investments that are consolidated, please tell us how you considered guidance such as ASC 810-10-15, 810-10-25, and 810-20-25 in determining that there are no noncontrolling investor rights or other provisions that preclude consolidation.

Austin	Beijing	Dallas	Houston	London	New York	The Woodlands	Washington, DC

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

Response:
     We note the Staff’s comment and will clarify in future filings the disclosure of our accounting treatment for each investment that is less than wholly-owned.
     In accordance with ASC 810-10-15, 810-10-25 and 810-20-25, we review all pertinent contractual agreements and consider all relevant data when determining if non-controlling interests have any rights or other factors that preclude consolidation. Such considerations include the degree of protective rights held by a non-controlling interest and whether any substantive participating rights or kick-out rights exist that would overcome a presumption of control. For our less than wholly-owned investments that are consolidated, we have determined that no non-controlling investor rights or other provisions would preclude us from consolidating such investments.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 84
General Outlook for 2011, page 89
Liquidity Outlook, page 91
2.	We note in your second paragraph under this heading that you present “consolidated liquidity” of approximately $2.9 billion as of December 31, 2010, as adjusted for your January 2011 public offerings of $750 million 5-year senior notes and $750 million 30-year senior notes and your February 2011 retirement of $450 million maturing senior notes. We have the following comments:
•	Please tell us why you believe it is appropriate to adjust your liquidity at December 31, 2010 for only certain events occurring subsequent to that date. In doing so, tell us why your measure of consolidated liquidity subsequent to year end should not include all cash events up to a specific date and, as such, be presented as of that specific date.
Response:
     Our intent in presenting the $2.9 billion adjusted liquidity estimate in our outlook discussion was to provide material forward-looking information about our liquidity. Under Regulation S-K, Item 303(a)(1), we are required to identify any known trends or any known demands, commitments, events or uncertainties that will result, or that are reasonably likely to result, in our liquidity increasing or decreasing in any material way.

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

On an unadjusted basis, our liquidity was approximately $1.9 billion at December 31, 2010. Since the public offering of $1.5 billion of debt securities occurred on January 4, 2011 (two business days after December 31, 2010), we believe that the adjusted liquidity measure of approximately $2.9 billion provides the reader with a more appropriate representation of our overall liquidity position as we started the new year. The adjusted liquidity measure excluded that portion of the proceeds ($450 million) that was set aside to repay our Senior Notes B in February 2011. We believe that including the $450 million as additional liquidity would have been misleading to investors.
     Should this circumstance arise in the future, we will specify the date (e.g., January 4, 2011) and include any other material cash transactions. With respect to the $2.9 billion liquidity estimate presented in our liquidity outlook in the Form 10-K, we are not aware of any material cash transactions between December 31 and January 4.
•	It appears you define liquidity as unrestricted cash on hand plus available credit under your revolving credit facilities. If true, please disclose this definition in future filings.
Response:
     We define liquidity as unrestricted cash on hand plus available credit under our revolving credit facilities. We note the Staff’s comment and will include this definition in future filings.
Item 9A. Controls and Procedures, page 125
3.	We note the disclosure in the first paragraph of your Management’s Annual Report on Internal Control Over Financial Reporting on page 126 that your “management does not represent that [your] disclosure controls and procedures...will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only a reasonable, not an absolute, assurance that the objectives of the control system are met.” Please confirm to us and disclose in future filings in this section, if correct, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, please remove the reference to the level of assurance of your disclosure controls and procedures. See Section II.F.4 of Release No. 33-8238 (June 5, 2003).

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

Response:
     We confirm that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In addition, our principal executive officer (Mr. Creel) and principal financial officer (Mr. Fowler) have concluded that our disclosure controls and procedures are effective at a reasonable assurance level. As clarification, we will remove the language noted in the Staff’s comment from our next Management’s Annual Report on Internal Control Over Financial Reporting.
Item 11. Executive Compensation, page 137
4.	We note your disclosure in the first full paragraph on page 142 that your named executive officers are entitled to payments in the event of termination or change-in-control. Please disclose the information required by Item 402(j) of Regulation S-K.
Response:
     In response to the Staff’s comment, we are providing supplemental disclosure in a Form 10-K/A being filed concurrently with this letter (the “Form 10-K/A”) for this Item under a new subheading “Potential Payments Upon Termination or Change-in-Control.”
Executive Officer Compensation, page 138
Summary Compensation Table, page 138
5.	Please identify and quantify in footnote (4) any compensation for 2010 disclosed in the “All Other Comp.” column that is not a perquisite or personal benefit and whose value exceeds $10,000. Please also quantify and disclose in footnote (4) each perquisite or personal benefit for 2010 that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits. See Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K.
Response:
     As presented in the Summary Compensation Table in the Form 10-K, the column labeled “All Other Comp.” includes matching contributions under defined contribution retirement plans, distributions paid on incentive plan awards, the imputed value of life and long-term disability insurance premiums paid on behalf of the officer and perquisites.
     In response to the Staff’s comment, we have revised the footnotes to the Summary Compensation Table to include an additional table in the Form 10-K/A.

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

Compensation Discussion and Analysis, page 139
6.	In the penultimate paragraph on page 140, you disclose that you considered comparative market data, which indicates that you have engaged in benchmarking of total compensation or material elements of compensation. In accordance with Item 402(b)(2)(xiv) of Regulation S-K, please include the benchmarking information and identify the component companies. For guidance, see Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations.
Response:
     For 2010, we considered market data provided by our consultant as one general reference point for considering total compensation and elements of compensation. The component companies included seventeen energy companies and ten local companies. As indicated, this general reference data was only one of a number of discretionary factors considered in determining the compensation of our named executive officers. We did not use the reference data as the basis for compensating our named executive officers at any targeted levels, or to justify the final compensation decisions.
     In response to the Staff’s comment, we have included benchmarking information and the identity of component companies in the Form 10-K/A.
7.	We note your disclosure that you do not use any formula or specific performance-based criteria for your named executive officers in determining compensation for services performed; however, it is unclear how you determined the amounts of compensation. Therefore, please describe in greater detail how you determined the amount for each element to pay each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.
Response:
     In response to the Staff’s comment, we have described in greater detail in a Form 10-K/A how the amount for each element of compensation for each named executive officer was determined.
8.	In the last paragraph on page 140, you disclose that individual performance is considered in determining compensation. Please disclose how individual roles and performance factor into the compensation amounts you disclose for each executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

Response:
     In response to the Staff’s comment, we have described in the Form 10-K/A in greater detail how individual roles and performance factor into the compensation amounts we disclose for each named executive officer in our Form 10-K for the year ended December 31, 2011.
Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-8
Note 2. Summary of Significant Accounting Policies, page F-13
Liquids Exchange Contracts, page F-15
9.	We note that you enter into liquids exchange contracts related to the movement of NGLs, crude oil and petrochemical and refined products between parties to satisfy timing and logistical needs of the parties. Please tell us how your valuation of volumes borrowed from and loaned to you at market-based prices, as opposed to using carrying values, complies with paragraphs 3A through 5 of ASC 845-10-25 and paragraphs 3, 15 and 16 of ASC 845- 10-30.
Response:
     Our valuation of volumes under liquids exchange contracts complies with ASC 845-10-25 and ASC 845-10-30. In general, these transactions involve situations where (i) the fair value of the volumes are readily determinable by reference to industry publications and well-known indices (e.g., Chemical Market Associates, Inc.), (ii) the exchange partners are our end customers with respect to exchange volumes and the underlying services provided and (iii) the transactions have commercial substance.
     For example, the most significant liquids exchange transactions recorded on our consolidated balance sheet relate to those involving petrochemical volumes. Petrochemical transactions accounted for approximately 99% and 85% of our liquids exchange transactions recorded at December 31, 2009 and 2010, respectively. Under these agreements, we physically receive volumes of propane/propylene mix (an unprocessed stream), including the risk of loss and legal title to such volumes, from the exchange counterparty. In turn, we deliver segregated polymer grade propylene and propane (processed streams) back to the customer and charge them a processing or similar fee. The intent of these exchange transactions is the earning of fee revenue for processing and transporting the propane/propylene mix using our assets. This arrangement satisfies the commercial, logistical and timing needs of our customer and allows us to operate our plants more effectively. To the extent that the volumes we receive under such agreements exceed those we deliver (measured as of the end of each reporting period), we

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

recognize a net exchange payable position with the counterparties. With respect to the petrochemical transactions discussed above, we are typically in a net exchange payable position with our counterparties. In those limited situations where the volumes we deliver under exchange agreements exceed those we receive (measured as of the end of each reporting period), we recognize a net exchange receivable position with the counterparties.
     From an income statement perspective, the only revenue recognized is the fee revenue. From a balance sheet perspective, net exchange payables arising from these transactions are valued at market-based prices, which we believe is representative of a potential settlement value for the transaction (i.e., similar to a net short position that would be settled in the open market). To the extent that we recognize net exchange receivables arising from liquids exchange transactions, such balances are valued at average cost; however, it should be noted that due to the quick turnover of our liquids inventories, the fair value and average cost of such volumes are not significantly different.
     Our liquids exchange balances were net payables of $182.0 million and $144.1 million at December 31, 2009 and 2010, respectively. Volumetric receivables and payables arising from exchange transactions are typically balanced with movements of products rather than with cash. When payment or receipt of monetary consideration is required for product differentials and service costs with a counterparty, such items are recognized in our consolidated financial statements on a net basis as either operating revenues or expense, as appropriate.
     A fundamental principle exists under ASC 845 that exchanges of nonmonetary assets should be measured based on fair value of the assets exchanged. However, there are exceptions to the use of fair value for nonmonetary exchanges if the conditions noted under paragraph 3 of ASC 845-10-30 apply. None of these exceptions apply to our significant liquids exchange transactions. The intent of a majority of our liquids exchange transactions is not the acquisition of inventory to be held for sale (such exchanges are volumetric transactions), but the earning of fee revenue for processing and transporting propane/propylene mix received from customers and delivering the segregated polymer grade propylene and propane back to customers.
     In order to clarify our accounting policy for significant liquids exchange contracts, we propose the following format for disclosures in future filings (using the information noted above as reference points for purposes of this example):
      “Liquids Exchange Contracts
     The most significant liquids exchange transactions recorded on our consolidated balance sheet relate to those involving petrochemical volumes. Petrochemical transactions accounted for approximately 99% and 85% of our liquids exchange transactions recorded at December 31, 2009 and 2010, respectively. Under these agreements, we physically receive volumes of propane/propylene mix (an unprocessed stream), including the risk of loss and legal title to such volumes, from the exchange counterparty. In turn, we deliver segregated polymer grade propylene and propane

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

(processed streams) back to the customer and charge them a processing or similar fee. The intent of these exchange transactions is the earning of fee revenue for processing and transporting the propane/propylene mix using our assets. This arrangement satisfies the commercial, logistical and timing needs of our customer and allows us to operate our plants more effectively. To the extent that the volumes we receive under such agreements exceed those we deliver under exchange agreements (measured as of the end of each reporting period), we recognize a net exchange payable position with the counterparties. With respect to the petrochemical transactions discussed above, we are typically in a net exchange payable position with our counterparties. In those limited situations where the volumes we deliver exceed those we receive (measured as of the end of each reporting period), we recognize a net exchange receivable position with the counterparties.
     From an income statement perspective, the only revenue recognized is the fee revenue. From a balance sheet perspective, net exchange payables arising from these transactions are valued at market-based prices. To the extent that we recognize net exchange receivables arising from liquids exchange transactions, such balances are valued at average cost.
     Our liquids exchange balances were net payables of $182.0 million and $144.1 million at December 31, 2009 and 2010, respectively. Volumetric receivables and payables arising from exchange transactions are typically balanced with movements of products rather than with cash. When payment or receipt of monetary consideration is required for product differentials and service costs with a counterparty, such items are recognized in our consolidated financial statements on a net basis as either operating revenues or expense, as appropriate.”
Note 9. Investments in Unconsolidated Affiliates, page F-42
10.	We note that you sold your 40.6% interest in LE GP, LLC, the general partner of Energy Transfer Equity LP (“ETE”), in December 2010 and currently only have a 17.5% limited partner interest in ETE. Based on our review of ETE’s Form 10-K for the fiscal year ended December 31, 2010, we note that LE GP “manages and directs all” of ETE’s activities, including the ability to appoint ETE’s executive officers. Please demonstrate to us how you still have the ability to exercise significant influence over the operating and financial policies of ETE, such as through representation on the board of directors, participation in policy-making processes, or through other means.

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

Response:
     At December 31, 2010, we recorded our investment in ETE’s limited partner common units as an equity method investment in accordance with ASC 323-30-S99-1, which states:
“The SEC staff’s position on the application of the equity method to investments in limited partnerships is that investments in all limited partnerships should be accounted for pursuant to paragraph 970-323-25-6. That guidance requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” The SEC staff understands that practice generally has viewed investments of more than 3 to 5 percent to be more than minor.”
     Based on our understanding of the Staff’s position, we believe this accounting guidance redefines the traditional concept of “significant influence” in connection with investments in limited partnerships and introduces a lower level of influence (i.e., more than a minor degree of influence) when evaluating the accounting treatment of such investments.
     At December 31, 2010, we were ETE’s second largest individual holder of its publicly-traded common units. This sizable investment in ETE’s publicly-traded common units provides us with a degree of influence through our ability to vote our ETE common units with respect to matters required to be submitted to a unitholder vote under the ETE partnership agreement and applicable NYSE rules (e.g., equity compensation matters, mergers). In addition, we have ongoing commercial relationships with subsidiaries of ETE as described in our SEC filings. Also, due to our significant investment in ETE’s publicly-traded common units, we are subject to the filing requirements of Section 13 and Section 16 of the Securities Exchange Act of 1934. Any changes in our ownership must be reported, and such changes may have the ability to influence the market price for ETE common units. For these reasons, we believe that we continue to have more than a minor degree of influence over the financial and operating policies of ETE following the sale of our membership interests in ETE’s general partner in December 2010.
     While noting the foregoing, as a limited partner we do not control ETE and are not an affiliate of ETE, which partnership and securities matters are separate from the foregoing accounting matters.
Note 18. Commitments and Contingencies, page F-79
11.	We have reviewed your disclosures regarding your involvement with various litigation matters and have the following comments:
•	To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to these lawsuits, please provide the applicable disclosures

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

required by ASC 450-20-50. In particular, please revise future filings, beginning with your next Form 10-Q, to disclose in aggregate the amount or range of reasonably possible losses in excess of amounts accrued, disclose that any such reasonably possible losses in addition to the amount accrued are not material to the financial statements, or disclose that the amount or range of reasonably possible losses cannot be estimated.
•	For those matters for which you cannot estimate a range of reasonably possible losses, please explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. Please also provide the name of each case in which the plaintiff has requested, in a public document, a quantified amount of damages and the amount of such damages. For each of these filings where the plaintiff has established an upper limit of liability, please explain in detail why a range of reasonably possible loss cannot be determined.

•	You state on page F-79 that you “are not aware of any litigation, pending or threatened, that we believe is reasonably likely to have a significant adverse effect on our financial position, results of operations or cash flows.” You further disclose on page F-81 that any litigation developments could have a “material adverse effect on our business, financial position and results of operations.” Please tell us how you define the terms “reasonably likely,” “material adverse,” and “significant adverse.” It is unclear if you equate “reasonably likely” with the “reasonably possible” definition in ASC 450 or if the terms “material adverse” and “significant adverse” represent a higher threshold than the term “material” as contemplated by SAB Topic 1:M. Please revise this language in future filings to ensure that your language is consistent with ASC 450 and to provide information in the context of that which is material to your financial statements, rather than any variation thereof.

•	Although the aforementioned page F-79 disclosure suggests that you do not believe the range of reasonably possible losses for individual claims is quantitatively material to your financial statements, the page F-81 disclosure suggests that it is reasonably possible that individual claims could be material. Please address this apparent inconsistency and, in doing so, tell us if the aggregate range of reasonably possible losses for all matters is material to your financial statements.

•	Provide us with the proposed disclosure revisions you intend to include in future filings.

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

Response:
     We note the Staff’s comment in the first bullet point and will provide clarifying information regarding our litigation contingencies in future filings, beginning with our next Form 10-Q. With respect to current and pending litigation matters where it is probable or reasonably possible that we have incurred a liability, we do not believe that such amounts (including any estimates of ranges of potential losses) are material to our financial statements. Please refer to our proposed disclosure at the end of this response.
     Based on the response made to the first bullet point, the Staff’s comments made in the second bullet point should not generally apply. There are no current or pending litigation developments where it is probable or reasonably possible that we have incurred a liability for which we cannot estimate a range of potential loss. However, with respect to potential legislative and judicial developments involving global warming and greenhouse gas matters (see Page F-81), we are unable to provide any estimate of potential costs due to the extreme uncertainty of such matters. There is considerable public and private debate over global warming and the environmental effects of greenhouse gas emissions. We are not party to any litigation or other proceedings involving such regulatory matters.
     We note the Staff’s comments in the third bullet point and will revise our disclosure in future filings to utilize terminology that is consistent with ASC 450 and SAB Topic 1:M. Please refer to our proposed disclosure at the end of this response.
     We note the Staff’s comments in the fourth bullet point. As noted by the subheading of “Litigation,” the disclosures beginning on page F-79 pertain to current and pending litigation matters. We do not believe that these matters are material to our financial statements.
     As noted by the subheading of “Regulatory Matters,” the disclosure on page F-81 specifically relates to general risks relating to legislative and judicial initiatives and developments related to global warming and greenhouse gas emissions. The potential costs associated with these matters may be material to us; however, we are not able to provide an estimate of such costs due to the extreme uncertainty of such matters. As previously stated above, there is considerable public and private debate over global warming and the environmental effects of greenhouse gas emissions. We are not party to any litigation or other proceedings involving such matters.
     We note the Staff’s comment in the fifth bullet point. Beginning with the upcoming quarterly report on Form 10-Q, we propose the following layout for our litigation and regulatory matters disclosures:
      “Litigation
     As part of our normal business activities, we may be named as defendants in litigation and legal proceedings, including those arising from regulatory and

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

environmental matters. Although we are insured against various risks to the extent we believe it is prudent, there is no assurance that the nature and amount of such insurance will be adequate, in every case, to indemnify us against liabilities arising from future legal proceedings. See Note [ ] for information regarding our insurance matters.
     Management has regular quarterly litigation reviews, including updates from staff and outside counsel, to assess the need for accounting recognition or disclosure of these contingencies. We accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the likelihood that a liability has been incurred is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and the impact would be material, we disclose the nature of the contingency and, where feasible, an estimate of the possible loss or range of loss. We will continue to vigorously defend the Partnership in these matters. Based on a consideration of all relevant facts and circumstances, we do not believe the ultimate outcome of any currently pending lawsuit against us will have a material effect on our financial statements individually or in the aggregate.
     At June 30, 2011 and December 31, 2010, litigation accruals on an undiscounted basis of $___ million and $8.6 million, respectively, were recorded in our consolidated balance sheets as a component of other current liabilities. Our evaluation of litigation contingencies is based on the facts and circumstances of each case and predicting the outcome of these matters involves substantial uncertainties. In the event the assumptions we use to evaluate these matters change in future periods or new information becomes available, we may be required to record additional accruals. In an effort to mitigate expenses associated with litigation, we may settle legal proceedings out of court.
     We have completed a number of merger-related transactions in recent years that were material to our financial statements. Our proposed merger with Duncan Energy Partners is pending. The following discussion of litigation matters relates to these merger transactions. We do not believe that any expenditures related to such matters will be material to our financial statements. We will continue to vigorously defend the Partnership in these matters.
•	[Insert discussion of any applicable cases where it is probable or reasonably possible that a liability has been incurred].
     On occasion, we are assessed monetary sanctions by governmental authorities related to administrative or judicial proceedings involving environmental matters. The following is a discussion of such matters where the amount of monetary sanctions sought

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

is in excess of $100,000. We do not believe that any expenditures related to such matters will be material to our financial statements.
•	[Insert discussion of any applicable cases]”
      Regulatory Matters
     Disclosure remains as is with exception of the last two sentences, which would be replaced with the following clarifying language:
“Any of these climate change legislative or judicial initiatives or developments could have a material impact on our financial statements; however, we are unable to provide a range of estimated future costs due to the extreme uncertainty of such matters. There is considerable public and private debate over global warming and the environmental effects of greenhouse gas emissions.”
Note 19. Significant Risks and Uncertainties, page F-84
12.	Please tell us and consider disclosing in future filings your policies related to accounting for insurance recoveries. In particular, disclose when you recognize the recovery of recorded losses and when you record the anticipated recovery of amounts in excess of such losses.
Response:
     To clarify our accounting for insurance recoveries, we will add the following disclosure in connection with our discussion of insurance matters in future filings:
     “We expense losses up to our deductible amount. With respect to property damage insurance claims in excess of our deductible, we record a claim receivable from our insurers for our actual costs to repair the asset (or the carrying value of damaged assets we elect not to repair) when the recovery of such amounts is probable. To the extent that any of our property damage claims are later judged not recoverable, such amounts are expensed. If property damage insurance proceeds exceed our claim receivable, such excess amount is recognized as income when either the non-refundable cash is received or we have a binding settlement agreement with a carrier that clearly states that the payment will be made. With respect to business interruption insurance claims, we recognize income only when we receive non-refundable cash proceeds from insurers.”
     In responding to the foregoing Staff comments, Enterprise acknowledges that:

United States Securities and Exchange Commission
Division of Corporation Finance
June 30, 2011

•	the partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have questions regarding the foregoing responses, you may contact Stephanie C. Hildebrandt, Esq. at (713) 381-6861 or Christopher S. Wade, Esq. at (713) 381-4847, or the undersigned at (713) 220-4301.

Sincerely,
/s/ David C. Buck
David C. Buck
cc:	Stephanie C. Hildebrandt, Esq., Enterprise Products Partners L.P. Christopher S. Wade, Esq., Enterprise Products Partners L.P.